[redacted]

10027346

TES
GE COMMISSION
20549

BB 2/26

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65820

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOFFAT CAPITAL, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

765 NORTH ISLAND DRIVE
(No. and Street)

ATLANTA	GA	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS MOFFAT — 404-256-0612
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 22 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST. S.E., STE. #4	MARIETTA	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert DOUGLAS MOFFAT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOFFAT CAPITAL, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Robert Douglas Moffat
Signature

President
Title

Chitra Patel 2/17/10
Notary Public

OFFICIAL SEAL
Notary Public, Georgia
Fulton County
CHITRA PATEL
My Commission Expires May 27, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) **Independent Auditor's Report on internal accounting structure required by SEC Rule 17a-5.**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOFFAT CAPITAL, LLC

(A Georgia LLC)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2009

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Moffat Capital, LLC
Atlanta, Georgia

We have audited the accompanying Statement of Financial Condition of Moffat Capital, LLC (a single member limited liability company) as of December 31, 2009, and the related Statement of Income and Changes of Shareholder's Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moffat Capital, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 28, 2010

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Exhibit A

MOFFAT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION

		December 31, 2009
ASSETS		
Cash & Cash Equivalents	$	15,262
Prepaid Expense-NASD CDR		170
Accounts Receivable		225
Deferred Tax Asset		548
Organizational Expense, Less Accumulated Amortization of $325		251
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $1,569		617
TOTAL ASSETS	$	17,073

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	1,069
Accrued Expenses		1,500
Income Taxes Payable		927
TOTAL LIABILITIES	$	3,496

Exhibit A

MOFFAT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION

(Continued)

SHAREHOLDER'S EQUITY (EXHIBIT C)

	December 31, 2009
Additional Paid-In Capital	$ 35,994
Retained Earnings (Deficit)	(22,417)
TOTAL SHAREHOLDER'S EQUITY	13,577
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 17,073

Exhibit B

MOFFAT CAPITAL, LLC
STATEMENT OF INCOME

		Year Ended December 31, 2009
REVENUE		
Reimbursement from Related Company	$	900
Interest and Other Income		3
Total Revenue		903
COSTS AND EXPENSES		
Communication & Data Processing		3,396
Occupancy		125
Other General and Administrative		9,088
Total Costs and Expenses		12,608
(Loss) before Income Tax Provision		(11,705)
Provision for Income Taxes (Note 2)		379
NET (LOSS)	$	(12,084)

The Accompanying Notes are an Integral Part of these Financial Statements.

MOFFAT CAPITAL, LLC
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Paid-In Capital	Retained Earnings (Deficit)	Shareholder's Equity
BALANCE - December 31, 2008	$ 35,994	$ (10,333)	$ 25,661
2009 NET INCOME(LOSS) (Exhibit B)	-	(12,084)	(12,084)
BALANCE - December 31, 2009	$ 35,994	$ (22,417)	$ 13,577

Exhibit D

MOFFAT CAPITAL, LLC
STATEMENT OF CASH FLOWS

		December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$	(12,084)
Adjustments to Reconcile Net Profit to Net Cash Provided by Operating Activities:		
Depreciation & Amortization		190
Deferred Tax		(548)
(Increase) Decrease in Operating Assets:		
Accounts Receivable		15,000
Increase (Decrease) in Operating Liabilities:		
Accrued Expenses		100
Accounts Payable		813
Income Taxes Payable		927
NET CASH PROVIDED BY OPERATING ACTIVITIES		4,398
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		4,398
CASH AT BEGINNING OF YEAR		10,865
CASH AT END OF YEAR	$	15,262

Supplemental Information:

Interest paid in current year	-
Income tax paid in current year	-

MOFFAT CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed August 29, 2002, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority and the Georgia Securities Commissions. Pursuant to the registration, the Company must maintain a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000 and is not authorized to hold securities or funds for its customers. The Company provides corporate finance solutions for mid-sized industrial and technology companies. Services include capital structure and capital markets advisory services. The Company is prepared to assist with divestitures of non-strategic assets, mergers, and private placements of equity and debt securities. The Company also provides investment research services to institutional investors.

B. The Company files income tax returns on the cash basis and the financial statements are prepared on the accrual basis of accounting.

C. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight line method for book purposes and MACRS for tax. Maintenance and repairs are charged to income, and renewals and betterments are capitalized.

D. Fee income and the related expense are recorded as services are provided.

E. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

F. The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. The results of operations of the Company are included in the income tax returns of Moffat Capital, LLC. The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. (Also, See note 2). The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information

available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

1. COMMITMENTS AND RELATED PARTY TRANSACTONS

On March 31, 2004, the Company entered into an expense sharing agreement with an affiliated company (the "affiliate"), 100% of which is owned by the Company's member. According to the terms of the agreement, the affiliate pays a portion of the Company's overhead expenses, including rent, copy and telephone. The affiliate is assessed on a monthly basis for its share of these costs at $75. During the year ending December 31, 2009, the affiliate paid the Company $900 under this agreement.

2. INCOME TAXES:

The components of income tax (benefit) provision are as follows:

	2009
Current (Benefit)	$ (2,458)
Prior Year Tax Expensed	2,837
Total Income Tax (benefit) Provision	$ 379

In 2009, the Company had permanent differences that increased taxable income and caused the actual tax provision in the accompanying Statement of Income to be higher than expected as follows.

	2009
(Loss) before income tax	$ (11,705)
Permanent Differences:	
Plus:	
Income arising from conversion to C Corp. from LLC	13,569
½ Meals and Entertainment	118
Taxable Income	1,982
Income Tax on above	$ 379

3. CONVERSION FROM LLC TO A C CORPORATION

From the Company's inception in 2002 until January 1, 2009, the Company was not subject to federal or state income tax since it was operating as a limited liability company (LLC). On January 1, 2009, the Company converted from an LLC to a C corporation and, as a result, became subject to corporate federal and state income taxes.

4. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various activities in with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SCHEDULE 1

MOFFAT CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2009

TOTAL MEMBER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 13,577
LESS NON-ALLOWABLE ASSETS	
Accounts Receivable	225
Organizational Expenses	251
Furniture & Fixtures	617
Deferred tax asset	548
NASD CRD Account Deposit	170
Subtotal Non Allowable Assets	1,811
Less: Haircut on Securities -	-
NET CAPITAL	$ 11,766

SCHEDULE 2

MOFFAT CAPITAL, LLC
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934)
December 31, 2009

	Reported in Unaudited Part II Focus Report	Difference	Reported in Audited Financial Statement
TOTAL STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 13,956	$ (379)	$ 13,577
Less: Non-Allowable Assets	1,263	$548	1,811
Less: Haircuts	0	-	0
NET CAPITAL	$ 12,693	$ (927)	$ 11,766
DIFFERENCE BETWEEN UNAUDITED AND ADJUSTED STATEMENTS			
(Increase) in Deferred Tax Asset			$ (548)
Increase in Income Tax Payable			(379)
NET INCREASE (DECREASE) IN MEMBER'S EQUITY			$ (927)

SCHEDULE 3

MOFFAT CAPITAL, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2009

AGGREGATE INDEBTEDNESS		
Accounts Payable	$	1,069
Income Tax Payable		927
Accrued Expenses		1,500
TOTAL AGGREGATE INDEBTEDNESS		3,496
RATIO – Aggregate Indebtedness to Net Capital		0.297157
BASIS NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	11,766
Minimum Net Capital Requirement (See note A below) ($3,496 x 6 2/3% = $233)		5,000
EXCESS NET CAPITAL	$	6,766

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

MOFFAT CAPITAL, LLC
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2009

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2009.

The Company had no liabilities subordinated to the claims of creditors as of December 31, 2009.

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member
Moffat Capital, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Moffat Capital, LLC, for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the reserve requirements of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

goldman & COMPANY, CPAs

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration on internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
February 28, 2010